UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina

(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Pampa Energía S.A. (‘Pampa’ or the ‘Company’), the largest independent energy integrated company in Argentina, with active participation in the country’s electricity and gas value chain, announces the results for the six-month period and quarter ended on June 30, 2018.

Buenos Aires, August 13, 2018

Stock Information	Main Results for the First Semester of 2018 (‘1H18’)[1]

In order to reflect the financial performance of each business segment, as from 2018 and for the comparative periods, the selling and administrative expenses, as well as the financial results, which used to be assigned to holding and others, will be redistributed among the operating segments.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares
Share capital in diluted basis, net of repurchases: 1,941.1 million ordinary shares / 77.6 million ADSs Market Capitalization: AR$77.8 billion / US$2.5 billion	Consolidated net revenues of AR$39,718 million[2], 74% higher than the AR$22,801 million for the first half of 2017 (‘1H17’), explained by increases of 113% in power generation, 91% in electricity distribution, 34% in oil and gas, 30% in petrochemicals and 126% in holding and others segment, partially offset by 9% of higher eliminations as a result of intersegment sales.

For further information, contact: Gustavo Mariani Executive Vice-president Ricardo Torres Executive Vice-president Mariano Batistella Executive Director of Planning, Strategy & Affiliates

ðPower Generation of 7,948 GWh from 12 power plants
ðElectricity sales of 10,894 GWh to 3 million end-users
ðProduction of 45.9 thousand barrels per day of hydrocarbons
ðSales of 182 thousand tons of petrochemical products

Lida Wang Investor Relations Officer The Pampa Energía Building Maipú 1 (C1084ABA) Buenos Aires City, Argentina Tel: +54 (11) 4344-6000 investor@pampaenergia.com www.pampaenergia.com/ir	Consolidated adjusted EBITDA[3] for continuing operations of AR$14,881 million, compared to AR$6,435 million for 1H17, mainly due to increases of AR$2,945 million in power generation, AR$3,438 million in electricity distribution, AR$592 million in oil and gas, AR$6 million in refining and distribution, AR$79 million in petrochemicals and AR$1,425 million in holding and others segment, partially offset by higher intersegment eliminations of AR$39 million.

Consolidated profit attributable to the owners of the Company of AR$352 million, lower than the AR$1,810 million gain in 1H17, mainly explained by AR$13,772 million losses accrued due to 55%[4] of AR$ depreciation against US$, currency in which most of the Company’s financial liabilities are denominated, whereas the FS reports in AR$, without inflation adjustment.

1 The financial information presented in this document are based on financial statements (‘FS’) prepared according to the International Financial Reporting Standards (‘IFRS’) in force in Argentina, and consequently, the FS discriminates the continuing operations from the assets agreed for sale, which are reported as discontinued operations.

2 Under the IFRS, Greenwind, OldelVal, Refinor, Transener and TGS are not consolidated in Pampa’s FS, being its equity income being shown as ‘Results for participation in associates/joint businesses’.

3 Consolidated adjusted EBITDA represents the results before net financial results, income tax and minimum notional income tax, depreciations and amortizations, non-recurring and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at ownership. For more information, see section 3 of this Earnings Release.

4 1H18 nominal exchange rate variation.

Pampa Energía Q2 18 Earnings Release 1

Main Results for the Second Quarter of 2018 (‘Q2 18’)5

Consolidated net revenues of AR$20,317 million, 74% higher than the AR$11,661 million for the second quarter 2017 (‘Q2 17’), explained by increases of 116% in power generation, 78% in electricity distribution, 37% in oil and gas, 57% in petrochemicals and 151% in holding and others segment, as well as 5% of lower eliminations as a result of intersegment sales.

ð  Power Generation of 3,659 GWh from 12 power plants

ð  Electricity sales of 5,344 GWh to 3 million end-users

ð  Production of 45.9 thousand barrels per day of hydrocarbons

ð  Sales of 95 thousand tons of petrochemical products

Consolidated adjusted EBITDA for continuing operations of AR$7,505 million, compared to AR$3,208 million for Q2 17, mainly due to increases of AR$1,643 million in power generation, AR$1,247 million in electricity distribution, AR$486 million in oil and gas, AR$44 million in petrochemicals and AR$944 million in holding and others segment, partially offset by losses of AR$49 million in refining and distribution, and higher intersegment eliminations of AR$18 million.

Consolidated loss attributable to the owners of the Company of AR$2,661 million, higher than the AR$91 million loss in Q2 17, explained by the accrual of AR$11,367 million losses due to 43%6 of AR$ depreciation against US$.

Information about the Conference Call

There will be a conference call to discuss Pampa’s Q2 18 results on Tuesday August 14, 2018 at 10:00 a.m. Eastern Standard Time / 11:00 a.m. Buenos Aires Time.

The host will be Lida Wang, Investor Relations Manager at Pampa. For those interested in participating, please dial 0-800-444-2930 in Argentina, +1 (844) 854-4411 in the United States or +1 (412) 317-5481 from any other country. Participants of the conference call should use the identification password ‘Pampa Energía’ and dial in five minutes before the scheduled time. Please download the Q2 18 Conference Call Presentation from our IR website. There will also be a live audio webcast and presentation of the conference at bit.ly/PampaQ218Call.

You may find additional information on the Company at:

✓  ri.pampaenergia.com/en

✓  www.cnv.gob.ar

✓  www.sec.gov

5 The financial information presented in this document for the quarters ended on June 30, 2018 and of 2017 are based on unaudited FS prepared according to the IFRS accounting standards in force in Argentina corresponding to the six-month period of 2018 and 2017, and the quarters ended on March 31, 2018 and 2017, respectively.

6 Q2 18 nominal exchange rate variation.

Pampa Energía Q2 18 Earnings Release 2

Table of Contents

Main Results for the 1H18			1
Main Results for the Q2 18			2
Information about the Conference Call			2
1.	Relevant Events		4
	1.1	Relevant Events from Power Generation Segment	4
	1.2	Relevant Events from Oil & Gas Segment	4
	1.3	Relevant Events from Transportadora de Gas del Sur S.A. (‘TGS’)	6
	1.4	Relevant Events from Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)	7
	1.5	Relevant Events from Electricity Transmission Segment	8
	1.6	Corporate Reorganization Status	8
	1.7	Repurchase of Own Shares	9
2.	Financial Highlights		10
	2.1	Consolidated Balance Sheet	10
	2.2	Consolidated Income Statement	11
	2.3	Cash and Financial Borrowings	12
3.	Analysis of the Results of the Q2 18		13
	3.1	Analysis of the Power Generation Segment	14
	3.2	Analysis of the Electricity Distribution Segment	16
	3.3	Analysis of the Oil and Gas Segment	18
	3.4	Analysis of the Refining and Distribution Segment	22
	3.5	Analysis of the Petrochemicals Segment	24
	3.6	Analysis of the Holding and Others Segment	25
	3.7	Analysis of the Six-Month Period, by Subsidiary	27
	3.8	Analysis of the Quarter, by Subsidiary	29

Pampa Energía Q2 18 Earnings Release 3

1. Relevant Events

1.1       Relevant Events from Power Generation Segment

Commercial Commissioning of the First Wind Farm

On May 23, 2018, Pampa inaugurated its first Wind Farm Engineer Mario Cebreiro (‘PEMC’, formerly known as ‘Corti’), which is also the first project of this size and using this technology to reach such milestone under the RenovAr 1 Open Call for Tenders.

The PEMC project consisted of the construction and installation of 29 Vestas wind turbines, each with a 3.45 MW power capacity, a 285 feet hub height and three blades with a total diameter of 413 feet powering the turbines, is located at Corti, 12 miles from the City of Bahía Blanca, Province of Buenos Aires. The PEMC, which contributes 100 MW of renewable energy to the national grid, required a total investment of US$139 million.

On June 8, 2018, the Wholesale Electricity Market Company (‘CAMMESA’) granted the commercial commissioning of PEMC. It is worth highlighting that the commissioning of PEMC was achieved before the date originally stipulated in the Power Purchase Agreement (the ‘PPA’) executed with CAMMESA.

Construction of New Wind Farms

Pursuant to Resolution No. 281-E/2017 of the former Ministry of Energy and Mining (‘MEyM’), which regulates the Term Market from Renewable Energy Sources (‘MAT ER’), CAMMESA granted the Company and its subsidiaries the dispatch priority for 100% of the three new projects, which production will be destined to fulfill large users through private PPAs.

Two out of the three projects, Pampa Energía II Wind Farm (‘PEPE II’) and Pampa Energía III Wind Farm (‘PEPE III’), announced on January 30, 2018 and each having 53 MW of installed capacity, already began construction stage, and their commissioning is expected for the second quarter of next year, requesting approximately US$135 million of investment. PEPE II is located in a lot adjacent to PEMC, and PEPE III is located at Coronel Rosales, 16 miles away from Bahía Blanca.

Furthermore, on May 23, 2018 a third project was announced, Pampa Energía IV Wind Farm (‘PEPE IV’), which is located at Las Armas area, in the Municipality of Maipú, Province of Buenos Aires, and which will contribute 50 MW of gross power capacity, through estimated US$74 million investment and commissioning in the fourth quarter of 2019.

The 156 MW wind power under construction, in addition to the newly inaugurated PEMC, adds up as of today 256 MW of power from renewable sources developed by Pampa. Pampa has 12 power plants with 3.9 GW of current installed capacity, but totaling 4.4 GW of power generation capacity once all 554 MW of committed expansion projects begin their operations (including 156 MW from renewable energy).

1.2       Relevant Events from Oil & Gas Segment

35-Year Period Extension in the Operation of El Mangrullo Block

On June 5, 2018, the Company was granted a 35-year period extension to the operation of the El Mangrullo block for the development of unconventional gas (shale and tight gas) under the new exploitation concession that the Province of Neuquén granted the Cutral Có and Plaza Huincul Intermunicipal Autonomous Entity (‘ENIM’), effective as from the issuance of Provincial Executive Order No. 835/2018 on June 18, 2018.

Pampa Energía Q2 18 Earnings Release 4

El Mangrullo block, which is currently 100% developed by Pampa, is located in the mid-east of the Province of Neuquén and has a surface of 48 thousand acres. Pampa produces natural gas from the Mulichinco and Agrio formations (compact sands or tight gas), with 42 productive wells and 97 million cubic feet per day as of June 2018.

In consideration for the operation’s period extension, Pampa has committed to conduct a US$205 million pilot investment plan during the next 5 years aiming to continue developing the Mulichinco and Agrio formations by drilling 15 wells, in addition to 1 well targeting the Tordillo formation and explore the potential of the Vaca Muerta formation (shale gas) by drilling 3 additional horizontal wells. Moreover, Pampa disbursed an exploitation bond and a contribution to corporate social responsibility that amounts to US$15.4 million.

New 35-Year Unconventional Exploitation Concession at the Sierra Chata Block

On July 10, 2018, an Investment Agreement was entered into with the Province of Neuquén for the granting of a new 35-year concession for the exploitation of unconventional hydrocarbons at the Sierra Chata block aiming at the development of unconventional shale and tight gas in the Vaca Muerta and the Mulichinco formations, respectively, effective as from the passing of Provincial Executive Order No. 1086/2018 on July 27, 2018.

The Sierra Chata block is located 93 miles northwest of the City of Neuquén and has a surface of 213 thousand acres. Currently, this block produces natural gas from the Mulichinco formation (compact sands or tight gas), with 69 productive wells and 48 million cubic feet of daily net production as of June 2018. Pampa is the operator of the Sierra Chata block and holds a 45.6% stake, jointly with Mobil Argentina S.A. and Total Austral S.A., Argentina Branch, with a participation of 51.0% and 3.4%, respectively (the ‘Consortium’).

In consideration for obtaining the new concession, the Consortium committed to make an investment in the block for an amount of US$520 million during the next 5 years (of which Pampa will contribute the corresponding amount according to its share participation) aiming to continue developing the Mulichinco formation and explore the potential of the Vaca Muerta formation. Moreover, the Consortium disbursed an exploitation bond and a contribution to corporate social responsibility for US$30 million.

The license extensions granted in 2018 at the El Mangrullo and Sierra Chata blocks, jointly with those awarded for the Río Neuquén and the Rincón del Mangrullo blocks in 2016 and 2017, respectively, are in line with the Company’s strategy to focus its investments on the exploration and production of natural gas, with special emphasis on the development and exploitation of unconventional gas reserves at our blocks.

Furthermore, as of the issuance of this Earnings Release, the applications for the inclusion of the four above-mentioned blocks into the Encouragement Program for the Investment in Development of Natural Gas Production from Unconventional Reservoirs pursuant to MEyM Resolution No. 419-E/2017 are currently pending approval by the National Secretariat of Hydrocarbons. It is worth highlighting that, in case these applications are approved, they will be effective as from July 1, 2018.

Price of Gas for Electric Power Generation

On August 1, 2018, Resolution No. 46/2018 issued by the Ministry of Energy (‘MinEn’) was published in the Public Gazette (‘BO’). This resolution sets maximum prices at the Transportation System Entry Point (‘PIST’) for natural gas, based on the source basin, applicable for the valuation of natural gas volumes destined to the power generation to be traded in the Wholesale Electricity Market (‘WEM’), effective as from the publication of said resolution.

New maximum reference prices were fixed at US$4.42/MBTU for the Neuquina Basin, US$3.94/MBTU for the Noroeste Basin, US$3.87/MBTU for the Golfo San Jorge Basin, US$3.70/MBTU for the Santa Cruz Sur Basin and US$3.58/MBTU for the Tierra del Fuego Basin, with a weighted average of US$4.20/MBTU.

Pampa Energía Q2 18 Earnings Release 5

Program for the Financing of Gas Winter Consumptions to Distribution Companies

On June 8, 2018, the National Gas Regulatory Entity (‘ENARGAS’) issued Resolution No. 97/2018, which establishes an optional financing plan for natural gas winter consumptions corresponding to 25% of the bills issued between July and October 2018, targeted at natural gas residential and commercial users, and residential users of undiluted propane gas through grids.

This interest-bearing financing will be recoverable as from bills dated November 2018 and for three consecutive periods for customers receiving bimonthly bills and for six consecutive periods for customers receiving monthly bills. The applicable interest rate is Banco de la Nación Argentina’s lending rate, with a monthly 1.5% cap over the financed amounts, the difference being borne by the National Government.

The committed principal to be financed by the activity’s each segment (gas upstream, transportation and distribution) will be determined as a fixed percentage of the financed amount. This percentage will be calculated based on the corresponding composition of each segment over an estimated amount to be invoiced, considering the volumes consumed in the same period in the previous year and the applicable tariff as from April 2018. Moreover, in the case of natural gas producers, the contribution refund of this program will be in US$, bearing an annual 1% interest rate over the outstanding debt.

1.3       Relevant Events from TGS

Midstream Project in Vaca Muerta – South Tranche

On June 7, 2018, TGS executed a memorandum of understanding supplementary to that timely executed last April 3, 2018 with the Undersecretary of Energy, Mining and Hydrocarbons of the Province of Neuquén and Gas y Petróleo del Neuquén S.A. (‘GyP’), whereby TGS was granted an extension in the transportation concession for the construction and operation of a second tranche of the gathering gas pipeline (‘South Tranche’) which will go through several blocks, mainly located in the Vaca Muerta formation, to capture the natural gas production before its entry into the main gas pipelines. This memorandum of understanding was later ratified by Executive Order No. 836/2018 issued by the Province of Neuquén.

The South Tranche will extend from the progressive stop Mile 20 of the tranche granted last April 3 (‘North Tranche’) of the transportation concession to the progressive stop Mile 25 of the El Mangrullo-Aguada La Arena gas pipeline. This new pipeline, with an associated investment of US$41 million, will allow the transportation of up to 0.8 billion cubic feet per day, and will have a length of 20 miles, a 30” diameter and a maximum operating pressure of 97 kg/cm2. The pipeline is expected to be commissioned in April 2019.

TGS’s investments in Vaca Muerta enable it to take a significant leap in its midstream activities, thus reinforcing its commitment with the country’s energy supply.

Payment of Dividends

On August 8, 2018, TGS’s Board of Directors approved a cash dividend payment for the amount of AR$1,220 million, corresponding to the fiscal year ended on December 31, 2017, which will be released from the Reserve for Future Dividends, approved by its Ordinary and Extraordinary Meeting of Shareholders on April 10, 2018. The cash dividend will be available for the shareholders as from August 22, 2018 and equals AR$1.55 per outstanding common share or AR$0.31/American Depositary Receipt (‘ADR’).

Pampa Energía Q2 18 Earnings Release 6

Award in the Arbitration Complaint Against TGS

On April 20, 2018, TGS was notified by the International Court of Arbitration of the International Chamber of Commerce (‘ICC’) that on April 18, 2018 it received the Draft Award issued by the Court of Arbitration in the arbitration complaint timely filed against TGS for an amount of US$306 million by Pan American Energy LLC, Argentina Branch, and Pan American Sur S.A. (the ‘Plaintiffs’), which award was finally approved on May 4, 2018.

On May 28, 2018, the ICC issued the Final Award, which partially upheld the allegations of the complaint and resolved that TGS should pay to the Plaintiffs a US$21.3 million compensation, interests included, which disbursement was made on June 14, 2018 for a total amount of AR$553 million.

Withdrawal to the Arbitration Complaint before the International Centre for Settlement of Investment Disputes (‘ICSID’)

By virtue of the ratification made by the National Government on March 28, 2018 pursuant to the Comprehensive Renegotiation Agreement for the license executed on March 30, 2017, on June 26, 2018 TGS withdrew the arbitration claim against the Government brought before the ICSID.

1.4       Relevant Events from Edenor

WEM Seasonal Programming

On May 14, 2018, the MEyM’s Undersecretary of Electric Energy issued Provision No. 44/2018 establishing for the May - October 2018 period the same power capacity reference prices, the stabilized price for energy and transportation corresponding to the December 2017 – April 2018 period, which were approved pursuant to Resolution No. 1091/2017 of the former Secretariat of Electric Energy (‘SEE’).

Furthermore, on August 1, 2018, the Undersecretary of Electric Energy issued Provision No. 75/2018 setting for the August-October 2018 period the power capacity reference price at AR$10,000/MW-month and the transportation stabilized price at AR$64/MWh for the extra high voltage system, as well as a price for regional distribution based on the distribution company, which, in the case of Edenor, amounted to AR$0/MWh.

Energy reference prices were set at AR$2,283/MWh for Large Users (customers with consumption higher than 300 kW power capacity) and at AR$1,470/MWh for the remaining users. Finally, the criteria regarding subsidies to users under the social tariff category and discounts for savings, stipulated in SEE Resolution No. 1091/2017, remained effective.

Remuneration Semiannual Update

On July 31, 2018, Edenor agreed with the MinEn to defer 50% of the Own Distribution Costs (‘CPD’) variation adjustment set forth under the Concession Agreement corresponding to February-July 2018 period, for its deferred application without this implying a negative economic impact for Edenor or affecting the service quality parameters resulting from the Comprehensive Tariff Review (‘RTI’) implemented on February 1, 2017.

On August 1, 2018, Resolution No. 208/2018 issued by the National Electricity Regulatory Entity (‘ENRE’) was published in the BO; this resolution provided for a 15.85% update in the CPD, 7.925% of which is applicable as from August 1, 2018, and the balance in six monthly consecutive installments as from February 1, 2019, which shall be adjustable based on the CPD applicable on that date.

Pampa Energía Q2 18 Earnings Release 7

Furthermore, on July 31, 2018, the MinEn agreed to carry out the necessary administrative actions to regularize pending obligations from the Transition Period regarding the effects resulting from the breach of the Memorandum of Understanding signed in 2007, as well as to promote the execution of a new addendum to the Framework Agreement with respect to consumptions by low-income neighborhoods and shantytowns, which was approved by Executive Order No. 1,972/2004.

1.5       Relevant Events from Electricity Transmission Segment

RTI for Independent Power Transmitters

On July 3, 2018, the ENRE informed the launching of the proceeding for the determination of the remuneration to independent power transmission companies in exploitation stage, among them TIBA (operated by Transener's subsidiary, Transba), the Fourth Line (operated by our subsidiary Transener) and Enecor (Pampa’s subsidiary).

Said companies have a 30-day term to submit information on costs, investments and tariff expectation to the ENRE, which should also have Transener’s opinion in its capacity as concessionaire of the High-Voltage Transmission System.

1.6       Corporate Reorganization Status

2016 Reorganization: Final Share Exchange

Pursuant to the merger through absorption of Pampa with Petrobras Argentina S.A. (‘Petrobras Argentina’), Petrobras Energía Internacional S.A. and Albares Renovables Argentina S.A., on May 21, 2018 the exchange of Petrobras Argentina’s shares for Pampa’s common shares in book-entry form of Pampa with a face value of AR$1 each and each share granting the right to 1 vote (the ‘Pampa’s Shares’) was finalized, being automatically performed by Caja de Valores S.A. (‘CVSA’).

For each Petrobras Argentina share, Petrobras Argentina’s shareholders received 0.5253 Pampa’s Shares, whereas each Petrobras Argentina's ADR equals 0.2101 Pampa’s ADRs, and that proceeding was performed by JP Morgan as depositary bank. As a result, Pampa's capital stock increased from 1,836,494,690 to 1,938,368,431, without considering the repurchase of shares performed since April 2018 or shares to be issued as a result of the 2017 Reorganization.

2017 Reorganization

On June 1, 2018 Pampa’s Final Merger Agreement was entered into between Pampa —as absorbing company— and Bodega Loma la Lata S.A., Central Térmica Güemes S.A. (‘CTG’ or Güemes Thermal Power Plant), Central Térmica Loma La Lata S.A. (‘CTLL’ or Loma La Lata Thermal Power Plant), Eg3 Red S.A., Inversora Diamante S.A. (‘INDISA’), Inversora Nihuiles S.A. (‘INNISA’), Inversora Piedra Buena S.A., Pampa Participaciones II S.A. and Petrolera Pampa S.A. (‘PEPASA’) –as absorbed companies–, which was approved by the applicable Extraordinary General Meeting of Shareholders of the involved companies on April 27, 2018, and which was filed for registration before the applicable authorities. On July 20, 2018, the Argentine Securities and Exchange Commission (‘CNV’) granted its administrative consent to this merger, registration of which at the Public Registry took place on August 2, 2018. Thus, the share exchange completion of CTG, PEPASA, INDISA and INNISA for Pampa’s Shares will take place on August 15, 2018, excluding the shares owned by Pampa directly or indirectly and the companies that are 100% owned by Pampa.

The shareholders of CTG shall receive 0.6079 Pampa’s Shares for each CTG share; the shareholders of PEPASA shall receive 2.2699 Pampa’s Shares for each PEPASA share; the shareholders of INDISA shall receive 0.1832 Pampa’s Shares for each INDISA share; and the shareholders of INNISA shall receive 0.2644 Pampa’s Shares for each INNISA share. Consequently, Pampa’s capital stock will increase from 1,938,368,431 to 2,082,690,514, amount that excludes share repurchases carried out since April 2018.

Pampa Energía Q2 18 Earnings Release 8

1.7 Repurchase of Own Shares

On June 27, 2018, Pampa Shares Repurchase Plan approved by the Board of Directors in its meeting held on April 27, 2018 was completed for a total number of 4.1 million ADR, which equal 103.0 million common shares, at an average price of US$48.52/ADR. Furthermore, Pampa's Board of Directors approved on June 22, 2018 a second Share Repurchase Plan for up to US$200 million, or any lower amount resulting in such acquisition reaching 10% of Pampa's capital stock.

Furthermore, in July 11, 2018, Edenor’s Board of Directors unanimously resolved to terminate the term timely stipulated in the Share Repurchase Plan announced on May 10, 2018 on the grounds that its purpose had been fulfilled. A summary of current and finalized Share Repurchase Programs is shown below:

	Pampa		TGS	Edenor
	Repurchase Program I	Repurchase Program II
Maximum amount for repurchase	US$200 million	US$200 million	AR$1.7 billion	US$40 million
Maximum price	AR$50/ordinary share or US$60/ADR	AR$62/ordinary share or US$55/ADR	AR$95/ordinary share or US$20/ADR	AR$60/ordinary share or US$55/ADR
Period in force	120 days since April 30, 2018	120 days since June 27, 2018	120 days since May 10, 2018	120 days since May 11, 2018
Repurchases under the program to date	4,119,451 ADRs @ US$48.52/ADR	1,544,549 ADRs @ US$36.35/ADR	1,721,335 ADRs @ US$15.67/ADR	645,891 ADRs @ US$43.93/ADR
Progress	100% - Complete	28% - In process	45% - In process	100% - Complete

Note: The repurchases consider concerted transactions.

Finally, on July 2, 2018, the Company acquired a total number of 80,000 Edenor's ADRs, which equal 1.6 million Series B common shares, at a US$2.3 million acquisition cost.

Pampa Energía Q2 18 Earnings Release 9

2. Financial Highlights

2.1       Consolidated Balance Sheet

In AR$ million	As of 6.30.18	As of 12.31.17
ASSETS
Participation in joint businesses and associates	6,589	5,754
Property, plant and equipment	46,467	41,214
Intangible assets	1,570	1,586
Other assets	21	2
Financial assets at fair value with changing results	150	150
Deferred tax credits	1,892	1,306
Trade receivable and other credits	8,274	5,042
Total non-current assets	64,963	55,054
Inventories	4,254	2,326
Financial assets at fair value with changing results	23,089	14,613
Investments at amortized cost	516	25
Financial derivatives	4	4
Trade receivable and other credits	23,431	19,145
Cash and cash equivalents	3,223	799
Total current assets	54,517	36,912
Assets classified as held for sale	1,013	12,501
Total assets	120,493	104,467

EQUITY
Share capital	1,948	2,080
Share premium	5,822	5,818
Repurchased shares	135	3
Cost of repurchased shares	(6,344)	(72)
Statutory reserve	416	300
Voluntary reserve	8,412	5,146
Other reserves	(363)	140
Retained earnings	176	3,243
Other comprehensive result	(198)	252
Equity attributable to owners of the parent	10,004	16,910
Non-controlling interests	1,316	3,202
Total equity	11,320	20,112

LIABILITIES
Investments in joint ventures and associates	350	-
Accounts payable and other liabilities	6,734	6,404
Borrowings	55,165	37,126
Deferred revenues	196	195
Salaries and social security payable	136	120
Defined benefit plan obligations	1,071	992
Deferred tax liabilities	465	1,526
Income tax and minimum expected profit tax liability	925	863
Tax payable	836	366
Provisions	5,386	4,435
Total non-current liabilities	71,264	52,027
Accounts payable and other liabilities	23,431	18,052
Borrowings	8,806	5,840
Deferred income	3	3
Salaries and social security payable	1,508	2,154
Defined benefit plan obligations	99	121
Income tax and minimum expected profit tax liability	1,305	943
Tax payable	2,054	1,965
Financial derivatives	112	82
Provisions	548	798
Total current liabilities	37,866	29,958
Liabilities associated to assets classified as held for sale	43	2,370
Total liabilities	109,173	84,355

Total liabilities and equity	120,493	104,467

Pampa Energía Q2 18 Earnings Release 10

2.2 Consolidated Income Statement

	First Half		Second Quarter
	ç
In AR$ million	2018	2017	2018	2017
Sales revenue	39,718	22,801	20,317	11,661
Cost of sales	(24,494)	(15,721)	(12,839)	(8,313)

Gross profit	15,224	7,080	7,478	3,348

Selling expenses	(1,862)	(1,410)	(895)	(698)
Administrative expenses	(2,705)	(2,088)	(1,423)	(1,034)
Exploration expenses	(4)	(13)	(2)	(5)
Other operating income	3,746	1,844	256	603
Other operating expenses	(3,375)	(1,260)	(863)	(535)
Results for participation in joint businesses and associates	632	568	73	274

Operating income	11,656	4,721	4,624	1,953

Financial income	956	664	528	350
Financial costs	(3,066)	(2,410)	(1,631)	(1,143)
Other financial results	(13,341)	(705)	(11,213)	(1,323)
Financial results, net	(15,451)	(2,451)	(12,316)	(2,116)

Profit before tax	(3,795)	2,270	(7,692)	(163)

Income tax	1,936	(112)	2,511	320

Net income for continuing operations	(1,859)	2,158	(5,181)	157

Net income from discontinued operations	3,069	188	2,538	(106)

Net income for the period	1,210	2,346	(2,643)	51

Attributable to:
Owners of the Company	352	1,810	(2,661)	(91)
Continuing operations	(2,654)	1,637	(5,198)	(14)
Discontinued operations	3,006	173	2,537	(77)
Non-controlling interests	858	536	18	142

Net income per share attributable to the owners of the Company	0.1731	0.9349	(1.3373)	(0.0469)
Basic and diluted income per share of continuing operations	(1.3048)	0.8378	(2.6122)	(0.0072)
Basic and diluted income per share of discontinued operations	1.4779	0.0971	1.2749	(0.0397)

Pampa Energía Q2 18 Earnings Release 11

2.3 Cash and Financial Borrowings

As of June 30, 2018 In AR$ million	Cash(1)		Financial Debt
	Consolidated Financial Statements	Ownership Adjusted	Consolidated Financial Statements	Ownership Adjusted
Power generation(2)	716	446	17,207	17,207
Electricity distribution	5,967	3,043	6,596	3,364
Refining & distribution	14	14	-	-
Petrochemicals	-	-	-	-
Holding and others	6,640	6,640	-	-
Oil and gas	13,491	13,487	36,403	36,403
Total	26,828	23,631	60,206	56,975

Note: (1) It includes cash and cash equivalents, financial assets at fair value with changing results and investments at amortized cost.
(2) It does not include regulatory liability held against CAMMESA for AR$3,764 million.

2.3.1    Summary of Listed Debt Securities

Company In AR$ million	Security	Maturity	Amount Issued	Amount Outstanding	Coupon
In US$
Transener[1]	ON Series 2	2021	101	99	9.75%
Edenor	ON par at fixed rate	2022	300	176	9.75%
TGS[1]	ON at discount at fixed rate	2025	500	500	6.75%
Pampa Energía	ON Series 4 US$-Link[2,3]	2020	34	34	6.25%
	ON Series T at discount & fixed rate	2023	500	500	7.375%
	ON Series I at discount & fixed rate	2027	750	750	7.5%

In AR$
Pampa Energía	ON Series A3	2018	282	282	Badlar Privada
	ON Series E3	2020	575	575	Badlar Privada

Note: (1) Affiliates are not consolidated in Pampa’s FS, according to the IFRS standards. (2) CB dollar-link, with initial FX rate of AR$8.4917 /US$. (3) Debt securities issued by CTLL, a power generation subsidiary merged by absorption to Pampa Energía.

2.3.2    Debt Transactions

In June 2018, pre-export finance facilities were executed with financial institutions for a total amount of US$38 million, maturing in December 2018. Moreover, during the month of August 2018, bank loans with financial institutions were renewed for a total amount of US$53 million, with a one-year maturity. Also, a pre-export finance facility was renewed in the amount of US$8 million, maturing at the end of October 2018.

As of June 30, 2018, the average interest rates bearing AR$ loans was 24.9%, whereas US$ lending averaged 6.9%. The average life of Pampa’s consolidated financial debt amounted to 5.3 years.

Pampa Energía Q2 18 Earnings Release 12

3. Analysis of the Results of the Q2 18

Consolidated net revenues of AR$20,317 million, 74% higher than the AR$11,661 million for the second quarter 2017 (‘Q2 17’), explained by increases of 116% in power generation, 78% in electricity distribution, 37% in oil and gas, 57% in petrochemicals and 151% in holding and others segment, as well as 5% of lower eliminations as a result of intersegment sales.

ð  Power Generation of 3,659 GWh from 12 power plants

ð  Electricity sales of 5,344 GWh to 3 million end-users

ð  Production of 45.9 thousand barrels per day of hydrocarbons

ð  Sales of 95 thousand tons of petrochemical products

Consolidated adjusted EBITDA for continuing operations of AR$7,505 million, compared to AR$3,208 million for Q2 17, mainly due to increases of AR$1,643 million in power generation, AR$1,247 million in electricity distribution, AR$486 million in oil and gas, AR$44 million in petrochemicals and AR$944 million in holding and others segment, partially offset by losses of AR$49 million in refining and distribution, and higher intersegment eliminations of AR$18 million.

Consolidated loss attributable to the owners of the Company of AR$2,661 million, higher than the AR$91 million loss in Q2 17, explained by the accrual of AR$11,367 million losses due to 43% of AR$ depreciation against US$.

Consolidated Adjusted EBITDA Calculation, in AR$ million	1H18	1H17	Q2 18	Q2 17
Consolidated operating income	11,656	4,721	4,624	1,953
Consolidated depreciations and amortizations	1,784	1,627	910	838
Consolidated EBITDA under IFRS standards	13,440	6,348	5,534	2,791

Adjustments from generation segment	463	(176)	389	(1)
Deletion of equity income from Greenwind	475	2	388	2
Greenwind's EBITDA adjusted by ownership	24	(2)	25	(1)
Other adjustments	(36)	(176)	(24)	(2)
Adjustments from distribution segment	273	(367)	180	(64)
Retroactive adjustments to penalties	172	(420)	130	(87)
Late payment interests	102	53	50	23
Adjustments from oil and gas segment	(719)	32	445	47
Deletion of equity income from OldelVal and other affiliates	(57)	(11)	(38)	(9)
OldelVal's EBITDA adjusted by ownership	82	38	53	26
Deletion of net gain from settlement agreement for subsidiary in Ecuador	(806)	-	0	-
Reversal of Gas Plan 2 accrual for PEPASA	-	-	369	-
Other adjustments	61	5	61	31
Adjustments from refining and distribution segment	31	17	(16)	29
Deletion of equity income from Refinor	7	-	13	9
Refinor's EBITDA adjusted by ownership	24	17	(29)	20
Adjustments from petrochemicals segment	162	147	125	132
Contingencies and deletion of gained penalties	162	147	125	132
Adjustments from holding and others segment	1,232	434	848	274
Deletion of equity income from Transener and TGS	(1,057)	(559)	(436)	(276)
TGS's EBITDA adjusted by ownership	1,655	620	966	327
Transener's EBITDA adjusted by ownership	623	476	313	223
Other adjustments	11	(103)	5	-

Consolidated adjusted EBITDA for continuing operations	14,881	6,435	7,505	3,208
Consolidated adjusted EBITDA for continuing and discontinued operations	16,358	7,726	7,936	3,753

Pampa Energía Q2 18 Earnings Release 13

3.1 Analysis of the Power Generation Segment

Power Generation Segment, Consolidated In AR$ million	First Half			Second Quarter
	2018	2017	∆ %	2018	2017	∆ %
Sales revenue	7,174	3,367	+113%	3,878	1,792	+116%
Cost of sales	(2,640)	(1,741)	+52%	(1,392)	(927)	+50%

Gross profit	4,534	1,626	+179%	2,486	865	+187%

Selling expenses	(31)	(36)	-14%	(6)	(18)	-67%
Administrative expenses	(446)	(350)	+27%	(252)	(167)	+51%
Other operating income	67	337	-80%	43	20	+115%
Other operating expenses	(63)	(152)	-59%	(26)	(38)	-32%
Results for participation in joint businesses	(475)	(2)	NA	(388)	(2)	NA

Operating income	3,586	1,423	+152%	1,857	660	+181%

Finance income	525	407	+29%	268	208	+29%
Finance costs	(951)	(746)	+27%	(381)	(254)	+50%
Other financial results	(4,781)	(269)	NA	(3,810)	(497)	NA

Profit before tax	(1,621)	815	NA	(2,066)	117	NA

Income tax	284	305	-7%	433	(20)	NA

Net income for the period	(1,337)	1,120	NA	(1,633)	97	NA

Attributable to:
Owners of the Company	(1,514)	1,043	NA	(1,748)	52	NA
Non-controlling interests	177	77	+130%	115	45	+156%

Adjusted EBITDA	4,566	1,620	+182%	2,491	848	+194%

Increases in prop., plant, equipment and intangible assets	2,826	3,620	-22%	2,218	2,430	-9%
Depreciation and amortization	517	373	+39%	245	189	+30%

In Q2 18, the gross margin at power generation recorded AR$2,486 million, 187% higher than the same period in 2017, mainly due to the 43% devaluation in the average nominal exchange rate, with impact on our US$-nominated sales, not only our new energy’s PPAs (Energía Plus, SE Res. No 220/2007, MEyM Res. No 21/2017 and RenovAr 1) but also our legacy energy’s remuneration pursuant to SEE Res. No 19E/17. Moreover, the increase in gross margin is explained by the new units in force, GT05 at CTLL, CTPP and CTIW, commissioned between July and December 2017, and PEMC online in June 2018, as well as the update in the legacy energy remuneration scheme - SEE Resolution No. 19E/2017, by which the remuneration is US$-nominated discriminated by technology and generation scale. Between February and April 2017 it was accrued the minimum remuneration for power capacity and dispatched energy, followed by an increase to a base remuneration with availability commitment (‘DIGO’) between May and October 2017, and reached the full and final remuneration scheme as from November 2017. During the entire Q2 18 the legacy capacity was billed under the full remuneration, where thermal units were subject to the DIGO and the real availability per month, while in the Q2 17 only May and June billed under the base remuneration, and April was under the minimum remuneration.

In operating terms, Pampa’s power generation during Q2 18 decreased by 4% compared to Q2 17, mainly due to lower required dispatch at Piedra Buena thermal power plant (‘CPB’) (-559 GWh) and the Plus turbine in Genelba thermal power plant (‘CTGEBA’) (-91 GWh), in addition to lower water flow at Diamante hydro power plant (‘HIDISA’) (-31 GWh), partially offset by the commercial commissioning of the gas turbine GT05 and capacity increase of the steam turbine ST01 at CTLL (+282 GWh), and our new power plants CTPP, CTIW and PEMC, that started operations at the end of August and December 2017, and at the beginning of June 2018, respectively (+186 GWh), as well as higher water input at Pichi Picún Leufú hydro power plant (‘HPPL’) (+69 GWh).

Pampa Energía Q2 18 Earnings Release 14

Summary of Electricity Generation Assets	Hydroelectric			Wind	Thermal								Total
	HINISA	HIDISA	HPPL	PEMC[5]	CTLL[1]	CTG[2]	CTP	CPB	CTPP[3]	CTIW[4]	CTGEBA	Eco- Energía
Installed Capacity (MW)	265	388	285	100	765	361	30	620	100	100	843	14	3,871
New Capacity (MW)	-	-	-	100	364	100	30	-	100	100	169	14	977
Market Share	0.7%	1.0%	0.8%	0.3%	2.0%	1.0%	0.1%	1.6%	0.3%	0.3%	2.2%	0.04%	10.2%

Semester
Net Generation 1H18 (GWh)	312	197	385	46	2,580	1,041	91	501	100	128	2,513	55	7,948
Market Share	0.4%	0.3%	0.5%	0.1%	3.7%	1.5%	0.1%	0.7%	0.1%	0.2%	3.6%	0.1%	11.3%
Sales 1H18 (GWh)	312	197	385	46	2,580	1,364	91	501	100	128	2,859	56	8,620

Net Generation 1H17 (GWh)	389	260	245	-	2,112	918	87	1,042	-	-	2,671	44	7,769
Variation 1H18 vs. 1H17	-20%	-24%	+57%	na	+22%	+13%	+4%	-52%	na	na	-6%	+24%	+2%
Sales 1H17 (GWh)	389	260	245	-	2,112	1,168	87	1,042	-	-	3,030	46	8,380

Avg. Price 1H18 (US$/MWh)	30	47	24	60	36	36	46	61	188	99	32	71	39
Avg. Price 1H17 (US$/MWh)	21	29	27	na	27	31	47	20	na	na	23	71	26
Avg. Gross Margin 1H18 (US$/MWh)	20	32	16	53	33	19	na	33	161	82	19	29	27
Avg. Gross Margin 1H18 (US$/MWh)	10	15	14	na	24	14	na	7	na	na	13	19	15

Second Quarter
Net Generation Q2 18 (GWh)	114	51	218	46	1,330	418	41	71	66	74	1,203	27	3,659
Market Share	0.3%	0.1%	0.6%	0.1%	3.9%	1.2%	0.1%	0.2%	0.2%	0.2%	3.5%	0.1%	10.7%
Sales Q2 18 (GWh)	114	51	218	46	1,330	580	41	71	66	74	1,370	28	3,989

Net Generation Q2 17 (GWh)	114	82	149	-	1,048	418	41	630	-	-	1,294	18	3,794
Variation Q2 18 vs. Q2 17	+0%	-38%	+47%	na	+27%	+0%	+0%	-89%	na	na	-7%	+49%	-4%
Sales Q2 17 (GWh)	114	82	149	-	1,048	541	41	630	-	-	1,478	20	4,102

Avg. Price Q2 18 (US$/MWh)	40	86	23	55	36	38	49	202	146	102	33	71	42
Avg. Price Q2 17 (US$/MWh)	36	48	26	na	29	27	50	22	na	na	25	77	27
Avg. Gross Margin Q2 18 (US$/MWh)	26	63	16	48	34	19	na	118	125	87	18	26	29
Avg. Gross Margin Q2 17 (US$/MWh)	17	23	na	na	26	13	na	10	na	na	na	na	16

Note: Gross margin before amortization and depreciation. FX rate of AR$/US$: 1H18 – 21.63; 1H17 – 15.71; Q2 18 – 23.58; Q2 17 – 15.75. (1) PEMC commissioned on June 8, 2018. (2) The installed capacity of CTLL includes 210 MW from GT04 and GT05, as well as ST01’s 15 MW increased capacity. (3) CTG’s average gross margin considers results for CTP. (4) CTPP commissioned on August 29, 2017. (5) CTIW commissioned on December 22, 2017.

Net operating costs increased by 45% compared to Q2 17, mainly due to higher energy purchases and gas transportation costs to cover contracts, higher labor costs, and higher costs due to the new operated machines at CTLL’s GT05, CTPP, CTIW and PEMC, therefore higher depreciations from these new units and programmed maintenance services, partially offset by lower expenses as a result of the merger of certain power plants into Pampa as from October 2017.

The losses on net financial results increased by AR$3,380 million in comparison to Q2 17, registering a AR$3,923 million loss in Q2 18, mainly due to higher loss from net FX differences, as a result of a higher devaluation of the AR$ against the US$, currency in which most of the financial liabilities allocated to the segment are denominated.

Adjusted EBITDA increased by 194% over Q2 17 to a profit of AR$2,491 million, mainly due to the AR$ devaluation, the new PPAs performing at CTLL, CTPP, CTIW and PEMC, and a better remuneration for legacy energy in US$, partially offset by higher energy and gas purchase costs, labor and operational costs. Adjusted EBITDA considers the proportional EBITDA of PEMC (Greenwind), in which Pampa holds a direct participation of 50%, for a gain of AR$25 million in Q2 18, in comparison to a loss of AR$1 million in the same period in 2017. Moreover, the Q2 17 adjusted EBITDA does not include profit from the recovery of insurance and expenses at CTG and HIDISA (AR$25 million).

Pampa Energía Q2 18 Earnings Release 15

The following table shows a summary of the committed expansion projects:

Project	MW	Equipment Provider	Marketing	Awarded Price			Estimated Capex in US$ million[1]		Date of Commissioning
				Capacity US$/MW-month	Variable US$/MWh	Total US$/MWh	Budget	% Executed @ June 30, 2018
Thermal
Loma de la Lata	15	MAN	Res. SEE No. 19/17	7,000	7	17	19	90%	Q4 2018
	105	GE	US$ PPA for 10 years	23,000	7.5	39	90	100%	August 5, 2017
Parque Ind. Pilar	100	Wärtsilä	US$ PPA for 10 years	26,900	15 - 16	52	103	100%	August 29, 2017
Ing. White	100	Wärtsilä	US$ PPA for 10 years	21,800	12 - 15	42 - 45	92	100%	December 22, 2017
Closing Genelba Plus	383	Siemens	US$ PPA for 15 years	20,500	6	34	350	23%	GT: Q2 2019 / CC: Q2 2020

Renewable
Mario Cebreiro[2]	100	Vestas	US$ PPA for 20 years	na	na	58(3)	139	93%	June 8, 2018
Pampa Energía II-III-IV	156	Vestas	MAT ER	na	na	na	209	38%	II y III: Q2 2019 / IV: Q4 2019

Total	959						1,001	59%

Note: (1) Amounts without VAT. (2) Pampa holds 50% of stake over this project. (3) Awarded price does not consider incentive and adjustment factors.

3.2       Analysis of the Electricity Distribution Segment

Electricity Distribution Segment, Consolidated In AR$ million	First Half			Second Quarter
	2018	2017	∆ %	2018	2017	∆ %
Sales revenue	21,266	11,119	+91%	10,256	5,752	+78%
Cost of sales	(14,652)	(8,082)	+81%	(7,560)	(4,497)	+68%

Gross profit	6,614	3,037	+118%	2,696	1,255	+115%

Selling expenses	(1,466)	(1,019)	+44%	(748)	(520)	+44%
Administrative expenses	(888)	(630)	+41%	(477)	(307)	+55%
Other operating income	127	41	+210%	75	18	NA
Other operating expenses	(545)	(313)	+74%	(283)	(149)	+90%

Operating income	3,842	1,116	+244%	1,263	297	NA

Finance income	209	118	+77%	117	59	+98%
Finance costs	(1,050)	(772)	+36%	(565)	(370)	+53%
Other financial results	(1,173)	84	NA	(1,049)	(109)	NA

Profit before tax	1,828	546	+235%	(234)	(123)	+90%

Income tax	(560)	(156)	+259%	46	78	-41%

Net income for the period	1,268	390	+225%	(188)	(45)	NA

Attributable to:
Owners of the Company	650	211	+208%	(91)	(20)	NA
Non-controlling interests	618	179	+245%	(97)	(25)	+288%

Adjusted EBITDA	4,393	955	NA	1,585	338	NA

Increases in prop., plant, equipment and intangible assets	2,247	1,736	+29%	1,388	976	+42%
Depreciation and amortization	278	206	+35%	142	105	+35%

Pampa Energía Q2 18 Earnings Release 16

In Q2 18, net sales increased by AR$4,504 million compared to Q2 17, mainly due to the implementation of the accumulated 98% full tariff increase as from February 2018 on the Distribution Added Value (‘VAD’) calculated in the RTI, in addition to cost variation recognition (25%) and the accrual as from February 2018 of monthly installments generated by the gradual application of 2017 tariff increase (AR$395 million). In Q2 17, the first stage’s 42% tariff increase was implemented over VAD pursuant to the RTI. Furthermore, Edenor’s customers increased by 2.8%.

The Q2 18 sales increase was partially offset by the implementation of efficiency and investment factors (-2.5%) and a slightly lower level of electricity sold compared to the same period in 2017, mainly explained by lower consumption in commercial segment, in line with the activity downturn, meanwhile residential and industrial segments (large users at distribution grid and wheeling system) registered a similar level of consumption compared to the same period in 2017, related to tariff increase but offset by higher consumption due to winter season with lower temperatures.

Edenor's Sales by Type of Customer	2018			2017			Variation
	In GWh	Part. %	Clients	In GWh	Part. %	Clients	% GWh	% Clients
Semester
Residential[1]	4,622	42%	2,613,899	4,674	43%	2,529,708	-1%	+3%
Commercial	1,812	17%	358,486	1,858	17%	362,814	-2%	-1%
Industrial	1,868	17%	6,859	1,852	17%	6,872	+1%	-0%
Wheeling System	1,982	18%	707	1,972	18%	707	+0%	-
Others
Public Lighting	366	3%	21	353	3%	21	+4%	-
Shantytowns and Others	244	2%	440	223	2%	427	+10%	+3%

Total	10,894	100%	2,980,412	10,933	100%	2,900,549	-0%	+3%

Second Quarter
Residential[1]	2,281	43%	2,613,899	2,283	43%	2,529,708	-0%	+3%
Commercial	861	16%	358,486	874	16%	362,814	-2%	-1%
Industrial	902	17%	6,859	893	17%	6,872	+1%	-0%
Wheeling System	964	18%	707	976	18%	707	-1%	-
Others
Public Lighting	205	4%	21	201	4%	21	+2%	-
Shantytowns and Others	132	2%	440	132	2%	427	+0%	+3%

Total	5,344	100%	2,980,412	5,359	100%	2,900,549	-0%	+3%

Note: (1) Including 637,214 clients categorized under Social Tariff.

Energy purchases increased by 77% compared to Q2 17, due to the increase in electricity prices charged to end-users as subsidies are being gradually removed, as well as an increase in electricity losses in terms of rate and cost (18.6% of the demanded electricity in Q2 18 in comparison to 17.2% reached in Q2 17), mainly due to electricity theft with clandestine connections observed in residential clients, as a consequence of lower temperatures registered in June 2018.

Net operating costs, excluding energy purchases, increased by 47% compared to Q2 17, mainly due to higher salary costs from labor negotiations and higher average headcount, higher fees for third-party services, primarily related to operating tasks aiming to reduce electricity losses, increase the maintenance and reliability, and higher provision of bad debts, resulting from higher billing due to new tariff schemes and changes in the contingencies’ calculation method as per the IFRS. Moreover, higher compensations to end-users’ were charged in Q2 18 pursuant to ENRE Res. No 118/18, which were adjusted to the EBITDA as the amounts corresponds to past periods (April 2017 – February 2018).

During Q2 18, losses in net financial results increased by AR$1,077 million amounting to a loss of AR$1,497 million, mainly due to a higher net FX loss as a result of a higher devaluation of the AR$ against the US$, currency in which Edenor’s financial liabilities are denominated, in addition to losses from commercial interests due to higher payables stock held against CAMMESA for electricity purchases, partially offset by gains from the holding of financial instruments.

Pampa Energía Q2 18 Earnings Release 17

Adjusted EBITDA in Q2 18 for our electricity distribution segment posted a gain of AR$1,585 million, which includes the 2017 deferred income due to gradual tariff increase implementation pursuant to RTI and late payment penalties for AR$50 million, and excludes penalties pursuant to ENRE Res. No 118/2018 for AR$130 million. In Q2 17 the adjusted EBITDA was recalculated and amounted to a gain of AR$338 million, which includes AR$87 million of penalties pursuant to ENRE Res. No 118/2018 and includes AR$23 million of late payment penalties.

3.3       Analysis of the Oil and Gas Segment

Oil & Gas Segment, Consolidated In AR$ million	First Half			Second Quarter
	2018	2017	∆ %	2018	2017	∆ %
Sales revenue	6,662	4,960	+34%	3,525	2,567	+37%
Cost of sales	(3,560)	(3,060)	+16%	(1,792)	(1,595)	+12%

Gross profit	3,102	1,900	+63%	1,733	972	+78%

Selling expenses	(193)	(235)	-18%	(40)	(98)	-59%
Administrative expenses	(756)	(633)	+19%	(415)	(303)	+37%
Exploration expenses	(4)	(13)	-69%	(2)	(5)	-60%
Other operating income	3,429	1,186	+189%	112	560	-80%
Other operating expenses	(2,335)	(335)	NA	(288)	(113)	+155%
Results for participation in associates	57	11	NA	38	9	NA

Operating income	3,300	1,881	+75%	1,138	1,022	+11%

Finance income	77	86	-10%	55	34	+62%
Finance costs	(997)	(925)	+8%	(622)	(511)	+22%
Other financial results	(8,070)	(669)	NA	(6,973)	(982)	NA

Profit before tax	(5,690)	373	NA	(6,402)	(437)	NA

Income tax	1,742	(129)	NA	1,693	200	NA

Net income for continuing operations	(3,948)	244	NA	(4,709)	(237)	NA

Net income from discontinued operations	2,272	205	NA	1,801	(32)	NA

Net income for the period	(1,676)	449	NA	(2,908)	(269)	NA

Attributable to:
Owners of the Company	(1,739)	169	NA	(2,908)	(391)	NA
Non-controlling interests	63	280	-78%	-	122	-100%

Adjusted EBITDA for continuing operations	3,493	2,901	+20%	2,069	1,583	+31%
Adjusted EBITDA for cont. and discontinued operations	4,282	4,148	+3%	2,044	2,174	-6%

Increases in prop., plant, equipment and intangible assets	1,815	1,616	+12%	1,218	893	+36%
Depreciation and amortization	912	988	-8%	486	514	-5%

The oil and gas segment only consolidates the continuing operations, because in January 2018 we agreed to divest certain assets that are mainly related to crude oil production, therefore because of reporting standards, this divestment is shown as discontinued operations. Though this divestment was effective on April 4, 2018, it reports as discontinued operation as from the fourth quarter of 2017 not only the current but also the comparative period.

In Q2 18 the gross margin for continuing operations from our oil and gas segment increased by AR$761 million compared to Q2 17, mainly due to the effect of the AR$ devaluation over oil and gas sale prices, which are nominated in US$ but expressed in AR$, in addition to a higher oil price in US$. These effects were partially offset by a lower level of oil production, as a result of the termination of Petrolera Pampa’s service at Medanito La Pampa block by the end of October 2017, in addition to higher royalties resulting from the AR$ devaluation and greater operation and maintenance costs.

Pampa Energía Q2 18 Earnings Release 18

In operating terms, the total production of oil and gas segment for continuing operations in Q2 18 registered 46.2 kboe/day, 4.5 boe/day lower than the 50.7 kboe/day reached in Q2 17. The production of gas remained stable in comparison to same period in 2017, reaching 247 mcf/day in Q2 18, mainly due to production increase at El Mangrullo block (+9 mcf/day) and Río Neuquén block (+8 mcf/day), partially offset by the natural decline in fields and lower drilling rate at Rincón del Mangrullo block (-19 mcf/day). Moreover, oil production decreased from 9.0 kbbl/day in Q2 17 to 5.1 kbbl/day in Q2 18, mainly due to the termination of Petrolera Pampa’s service at Medanito La Pampa block (-3.3 kbbl/day) and the fall in the production of Venezuela’s blocks (-1.3 kbbl/day), partially offset by a higher oil production at El Tordillo block (+0.6 kbbl/day), because during Q2 17 this block was affected by unfavorable weather conditions.

As of June 30, 2018, we accounted 911 productive wells in Argentina for continuing operations, in comparison to 904 as of December 31, 2017.

Oil & Gas Production	Continuing Operations							Discontinued Operations				Total
	Oil			Gas			Subtotal	Oil	Gas	LPG	Subtotal
	PEPASA	Pampa	Subtotal	PEPASA	Pampa	Subtotal
Semester
Volume 1H18
In thousand m3/day	-	0.8	0.8	-	6,996	6,996		2.0	1,112	0.1
In thousand boe/day	-	4.7	4.7	-	41.2	41.2	45.9	12.7	6.5	0.6	19.8	65.7
In million cubic feet/day				-	247	247			39

Avg. Price 1H18
In US$/bbl	na	60.7	60.7					61.7
In US$/MBTU				na	5.5	5.5			4.4
In US$/ton										415.3

Volume 1H17
In thousand m3/day	0.6	0.7	1.3	3,034	4,017	7,052		2.3	965	0.1
In thousand boe/day	3.7	4.4	8.0	17.9	23.6	41.5	49.5	14.4	5.7	0.7	20.8	70.3
In million cubic feet/day				107	142	249			34
Variation 1H18 v. 1H17	na	+9%	-41%	na	+74%	-1%	-7%	-12%	+15%	-17%	-5%	-7%

Avg. Price 1H17
In US$/bbl	57.7	49.0	53.0					55.6
In US$/MBTU				7.4	5.4	6.3			5.2
In US$/ton										333.1
Variation 1H18 v. 1H17	na	+24%	+15%	na	+0%	-13%		+11%	-15%	+25%

Pampa Energía Q2 18 Earnings Release 19

Oil & Gas Production	Continuing Operations							Discontinued Operations				Total
	Oil			Gas			Subtotal	Oil	Gas	LPG	Subtotal
	PEPASA	Pampa	Subtotal	PEPASA	Pampa	Subtotal
Second Quarter
Volume Q2 18
In thousand m3/day	-	0.8	0.8	-	6,988	6,988
In thousand boe/day	-	4.8	4.8	-	41.1	41.1	45.9					45.9
In million cubic feet/day				-	247	247

Avg. Price Q2 18
In US$/bbl	na	63.2	63.2
In US$/MBTU				na	5.5	5.5

Volume Q2 17
In thousand m3/day	0.6	0.6	1.2	3,000	4,089	7,089		2.3	986	0.1
In thousand boe/day	3.6	3.8	7.4	17.7	24.1	41.7	49.1	14.4	5.8	0.7	21.0	70.1
In million cubic feet/day				106	144	250			35
Variation Q2 18 v. Q2 17	na	+27%	-35%	na	+71%	-1%	-6%					-34%

Avg. Price Q2 17
In US$/bbl	56.5	48.6	52.4					54.8
In US$/MBTU				7.4	5.6	6.3			5.2
In US$/ton										357.9
Variation Q2 18 v. Q2 17	na	+30%	+21%	na	-2%	-14%

Note: The production considers the 100% contribution of Medanito La Pampa, block in which Petrolera Pampa provided services until end of October 2017, it does not consider foreign production of 0.3 kbbl/day in 1H18; 1.7 kbbl/day in 1H17; 0.3 kbbl/day in Q2 18 and 1.6 kbbl/day in Q2 17. Moreover, the total includes discontinued operations, in which during 1H18 only Q1 18 volumes are considered. Due to merger as from October 1, 2017, the production of Pampa for 1H18 and Q2 18 includes the production of Petrolera Pampa. FX rate of AR$/US$: 1H18 – 21.63; 1H17 – 15.71; Q2 18 – 23.58; Q2 17 – 15.75.

In Q2 18, our accrued gas sales average price was US$5.5/MBTU, of which 12% was contributed by the Companies with Natural Gas Reduced Injection Promotion Program - SE Resolution No. 60/2013 (‘Plan Gas 2’). Q2 18 accrued average price for gas was 14% lower than the registered in Q2 17, because the Company has decided not to consider the Plan Gas 2 compensation coming from the blocks that used to belong to former PEPASA7 and revert AR$369 million recorded for said concept in Q1 18, until we are formally granted approval from MinEn. It is worth highlighting that after collapsing PEPASA into Pampa, which was effective as from October 1, 2017, the Company has carried out all the necessary proceedings to obtain such approval of Plan Gas 2 for former PEPASA as Pampa is the continuing company. Even though to date Pampa has not received any response from the competent authority, we expect its approval given that all conditions requested by the Program have been met, therefore Pampa would accrue AR$729 million for the 1H18 and the Q2 18 accrued average sales price for gas would be US$6,1/MBTU.

The negative effect in the accrued average sales price for gas was partially offset by a higher accrual of 70% year on year of Plan Gas 2 corresponding to Pampa’s blocks, mainly given by the AR$ depreciation as well as the higher incremental production in El Mangrullo and Río Neuquén blocks. Therefore, in Q2 18 Plan Gas 2 recorded AR$339 million, in comparison with AR$199 million in Q2 17.

Net financial losses increased during Q2 18 by AR$6,081 million to a loss of AR$7,540 million, mainly due to higher accrual of FX losses as a result of AR$ devaluation against US$, currency in which most of financial liabilities allocated to the segment are denominated, partially offset by higher gains from the holding of financial instruments.

The adjusted EBITDA of our oil and gas segment for continuing operations increased by AR$486 million, posting AR$2,069 million in Q2 18, mainly due to FX variation effect in our US$-denominated hydrocarbons sales price and to a lesser extent due to improvements in oil sale price, partially offset by lower accrual of Plan Gas 2 compensation and lower oil production due to the termination of the service in Medanito La Pampa.

7 50% working interest (‘WI’) in Rincón del Mangrullo, 43% WI over certain wells in El Mangrullo, and 15% WI in Anticlinal Campamento and Estación Fernández Oro.

Pampa Energía Q2 18 Earnings Release 20

The adjusted EBITDA considers the proportional EBITDA of OldelVal, an oil pipeline company in which Pampa holds a direct participation of 23.1%, for a gain of AR$53 million in Q2 18, in comparison to a gain of AR$26 million in the same period in 2017. Moreover, the Q2 18 adjusted EBITDA does not consider the tax paid for capital outflow destined to loan repayment for AR$61 million, while in Q2 17 the adjusted EBITDA does not consider the reversal of recovery of investments and operating expenses post-closing of the Río Neuquén asset’s partial sale to Petrobras Operaciones S.A. and YPF for AR$29 million.

Oil & Gas Segment, Discontinued Operations In AR$ million	First Half			Second Quarter
	2018	2017	∆ %	2018	2017	∆ %
Sales revenue	1,743	2,824	-38%	-	1,319	-100%
Cost of sales	(866)	(2,238)	-61%	(2)	(1,054)	-100%

Gross profit	877	586	+50%	(2)	265	NA

Selling expenses	(51)	(93)	-45%	-	(44)	-100%
Administrative expenses	(33)	(65)	-49%	-	(33)	-100%
Exploration expenses	(3)	(10)	-70%	-	(5)	-100%
Other operating income	43	125	-66%	1	45	-98%
Other operating expenses	(44)	(78)	-44%	(24)	(40)	-40%
Result from the sale of shareholdings in companies and property, plant and equipments	2,715	-	NA	2,715	-	NA

Operating income	3,504	465	NA	2,690	188	NA

Finance income	113	11	NA	97	7	NA
Other financial results	(88)	(74)	+19%	(50)	(101)	-50%

Profit before tax	3,529	402	NA	2,737	94	NA

Income tax	(1,257)	(197)	NA	(936)	(126)	NA

Net income for the period	2,272	205	NA	1,801	(32)	NA

Attributable to:
Owners of the Company	2,209	190	NA	1,800	(3)	NA
Non-controlling interests	63	15	NA	1	(29)	NA

Adjusted EBITDA for discontinued operations	789	1,247	-37%	(25)	591	NA

Depreciation and amortization	0	782	-100%	-	403	-100%

The adjusted EBITDA for discontinued operations in our oil and gas segment decreased by AR$616 million to a loss of AR$25 million in Q2 18, mainly due to the divestment of discontinued operations was executed on April 4, 2018, registering a gain from the sale of AR$2,715 million.

Pampa Energía Q2 18 Earnings Release 21

3.4 Analysis of the Refining and Distribution Segment

Refining & Distribution Segment, Consolidated In AR$ million	First Half			Second Quarter
	2018	2017	∆ %	2018	2017	∆ %
Results for participation in joint businesses	-	-	NA	-	-	NA

Net income for continuing operations	(7)	-	NA	(13)	(9)	+44%

Net income from discontinued operations	813	(78)	NA	646	(111)	NA

Net income for the period	806	(78)	NA	633	(120)	NA

Adjusted EBITDA for continuing operations	24	17	+36%	(29)	20	NA
Adjusted EBITDA for cont. and discontinued operations	712	61	NA	427	(26)	NA

Increases in prop., plant, equipment and intangible assets	-	60	-100%	-	23	-100%

In December 2017 we agreed to divest assets related to refining and distribution segment, so for reporting purposes this segment is shown as discontinued operations for the current and comparative periods, only consolidating continuing operations, which are our stake at Refinor and Dock Sud’s dispatch plant. Said divestment was executed on May 9, 2018.

The amounts corresponding to Pampa’s discontinued operations are shown below:

Refining & Distribution Operating Summary	Products
	Crude Oil	Diesel Oil	Gasolines	Fuel Oil, IFOs & Asphalts	Others	Total
Semester
Volume 1H18 (thousand m3)	24	345	196	138	127	829
Average Price 1H18 (US$/m3)	367	579	624	405	554	550

Volume 1H17 (thousand m3)	9	413	227	153	152	953
Average price 1H17 (US$/m3)	315	578	674	393	422	544
Volume Variation 1H18 - 1H17	+181%	-17%	-14%	-10%	-16%	-13%
Price Variation 1H18 - 1H17	+17%	+0%	-7%	+3%	+31%	+1%

Second Quarter
Volume Q2 18 (thousand m3)	21	154	78	59	65	377
Average Price Q2 18 (US$/m3)	345	558	602	389	614	538

Volume Q2 17 (thousand m3)	4	225	108	77	67	480
Average Price Q2 17 (US$/m3)	312	578	682	397	429	550
Volume Variation Q2 18 - Q2 17	+367%	-31%	-28%	-23%	-3%	-21%
Price Variation Q2 18 - Q2 17	+10%	-3%	-12%	-2%	+43%	-2%

Note: FX rate of AR$/US$: 1H18 – 21.63; 1H17 – 15.71; Q2 18 – 23.58; Q2 17 – 15.75.

In operating terms, sales volume of refined products for discontinued operations totaled 377 thousand m3 in Q2 18, 21% lower than 480 thousand m3 in Q2 17. Since the assets’ divestment of this segment was executed on May 9, 2018, during the period before the closing, the lower traded volume in Q2 18 in comparison to Q2 17 is mainly attributable to a lower load factor at the refinery and diesel oil imports, in addition to the decline in intermediate gasoline and fuel oil demand by CAMMESA. These effects were partially offset by inventory sale of diesel oil, gasolines and other heavy products, among others, at the divestment’s closing, as they were part of said transaction.

The adjusted EBITDA of our refining and distribution segment for continuing operations posted a loss of AR$29 million in Q2 18, mainly because it considers the proportional EBITDA of Refinor, a company in which Pampa holds a direct participation of 28.5%, in comparison to a gain of AR$20 million in the same period in 2017. This decrease is attributable to the decline in refining margin, as a result of higher crude oil costs in US$ and the difficulties in passing through the AR$ devaluation over the refined products price.

Pampa Energía Q2 18 Earnings Release 22

Refining & Distribution Segment, Discontinued Operations In AR$ million	First Half			Second Quarter
	2018	2017	∆ %	2018	2017	∆ %
Sales revenue	9,872	8,150	+21%	4,793	4,159	+15%
Cost of sales	(8,211)	(7,058)	+16%	(3,983)	(3,665)	+9%

Gross profit	1,661	1,092	+52%	810	494	+64%

Selling expenses	(900)	(928)	-3%	(414)	(493)	-16%
Administrative expenses	(117)	(212)	-45%	2	(99)	NA
Other operating income	155	115	+35%	100	59	+69%
Other operating expenses	(179)	(144)	+24%	(44)	(73)	-40%
Result from the sale of shareholdings in companies and property, plant and equipments	149	-	NA	149	-	NA

Operating income	769	(77)	NA	603	(112)	NA

Finance income	19	7	+171%	6	4	+50%
Finance costs	(8)	(9)	-11%	4	-	NA
Other financial results	382	(12)	NA	349	(44)	NA

Profit before tax	1,162	(91)	NA	962	(152)	NA

Income tax	(349)	13	NA	(316)	41	NA

Net income for the period	813	(78)	NA	646	(111)	NA

Adjusted EBITDA for discontinued operations	688	44	NA	456	(46)	NA

Depreciation and amortization	-	121	-100%	-	66	-100%

The Q2 18 adjusted EBITDA for discontinued operations in our refining and distribution segment registered a gain of AR$456 million, AR$502 million higher than Q2 17 and which excludes the gain from assets’ sale in the segment for AR$149 million. Moreover, this variation is mainly explained by the refined products’ sale prices improvement in AR$, partially offset by higher cost of diesel oil import and crude oil as raw material, which converged to international prices and is also affected by the effect of the devaluation in the nominal exchange rate.

Pampa Energía Q2 18 Earnings Release 23

3.5 Analysis of the Petrochemicals Segment

Petrochemicals Segment, Consolidated In AR$ million	First Half			Second Quarter
	2018	2017	∆ %	2018	2017	∆ %
Sales revenue	4,500	3,461	+30%	2,604	1,654	+57%
Cost of sales	(3,929)	(3,128)	+26%	(2,265)	(1,482)	+53%

Gross profit	571	333	+71%	339	172	+97%

Selling expenses	(172)	(130)	+32%	(101)	(72)	+40%
Administrative expenses	(265)	(184)	+44%	(161)	(86)	+87%
Other operating income	53	21	+152%	9	4	+125%
Other operating expenses	(326)	(232)	+41%	(200)	(179)	+12%

Operating income	(139)	(192)	-28%	(114)	(161)	-29%

Finance income	11	6	+83%	3	3	-
Finance costs	-	-	NA	8	5	+60%
Other financial results	(884)	(8)	NA	(743)	(3)	NA

Profit before tax	(1,012)	(194)	NA	(846)	(156)	NA

Income tax	273	71	+285%	230	57	NA

Net income for the period	(739)	(123)	NA	(616)	(99)	NA

Adjusted EBITDA	94	15	NA	45	1	NA

Increases in prop., plant, equipment and intangible assets	40	36	+11%	30	15	+100%
Depreciation and amortization	71	60	+18%	34	30	+13%

The gross margin in this segment during Q2 18 posted AR$339 million, 97% higher than Q2 17, mainly driven by higher international pricing references, denominated in US$, partially offset by lower sales volume and higher operating and raw materials’ costs, also mostly denominated in US$.

The amounts corresponding to Pampa are shown below:

Petrochemicals Operating Summary	Products
	Styrene & Polystyrene[1]	SBR	Others	Total
Semester
Volume 1H18 (thousand ton)	65	17	100	182
Average Price 1H18 (US$/ton)	1,576	1,859	745	1,144

Volume 1H17 (thousand ton)	68	16	145	230
Average Price 1H17 (US$/ton)	1,492	2,330	551	958
Volume Variation 1H18 - 1H17	-5%	+1%	-31%	-21%
Price Variation 1H18 - 1H17	+6%	-20%	+35%	+19%

Second Quarter
Volume Q2 18 (thousand ton)	34	8	53	95
Average Price Q2 18 (US$/ton)	1,546	1,949	802	1,161

Volume Q2 17 (thousand ton)	31	8	68	107
Average Price Q2 17 (US$/ton)	1,558	2,501	557	984
Volume Variation Q2 18 - Q2 17	+9%	+6%	-22%	-11%
Price Variation Q2 18 - Q2 17	-1%	-22%	+44%	+18%

Note: FX rate of AR$/US$: 1H18 – 21.63; 1H17 – 15.71; Q2 18 – 23.58; Q2 17 – 15.75. (1) Includes Propylene, Ethylene and BOPs.

Pampa Energía Q2 18 Earnings Release 24

In operating terms, total sales volume of our petrochemicals segment decreased by 11% in Q2 18, totaling 95 thousand tons compared to 107 thousand tons in the 2017 comparative period. This decrease mainly responds to the halt in the reforming plant as Oil Combustibles is not delivering the raw material of virgin naphtha, affecting lower sales of reforming products, partially offset by higher export sales of styrene products and SBR.

The net financial results in Q2 18 decreased by AR$737 million to a loss of AR$732 million, mainly due to higher accrual of losses from FX variation due to contingencies’ update with San Lorenzo customs.

The adjusted EBITDA of our petrochemicals segment increased by AR$44 million, posting AR$45 million in Q2 18, which does not consider the contingencies’ update with customs from former Petrobras Argentina for AR$125 million in Q2 18 and AR$132 million in Q2 17.

3.6       Analysis of the Holding and Others Segment

Holding & Others Segment, Consolidated In AR$ million	First Half			Second Quarter
	2018	2017	∆ %	2018	2017	∆ %
Sales revenue	446	197	+126%	246	98	+151%
Cost of sales	-	(3)	-100%	-	(2)	-100%

Gross profit	446	194	+130%	246	96	+156%

Administrative expenses	(350)	(291)	+20%	(118)	(171)	-31%
Other operating income	70	259	-73%	17	1	NA
Other operating expenses	(110)	(228)	-52%	(68)	(56)	+21%
Results for participation in joint businesses	1,057	559	+89%	436	276	+58%

Operating income	1,113	493	+126%	513	146	+251%

Finance income	141	81	+74%	88	41	+115%
Finance costs	(75)	(1)	NA	(74)	(8)	NA
Other financial results	1,567	157	NA	1,362	268	NA

Profit before tax	2,746	730	+276%	1,889	447	NA

Income tax	197	(203)	NA	109	5	NA

Net income for the period	2,943	527	NA	1,998	452	NA

Adjusted EBITDA	2,351	927	+154%	1,364	420	+225%

Increases in prop., plant, equipment and intangible assets	122	32	+281%	84	15	NA
Depreciation and amortization	6	-	NA	3	-	NA

During Q2 18, the gross margin from our holding and others segment increased by AR$150 million compared to the same period in 2017, mainly explained by higher income from fees.

Moreover, without considering the results from our participation in joint businesses (Transener and TGS), the operating income recorded a gain of AR$77 million in comparison to the loss of AR$130 million for the same period in 2017, mainly explained by higher fees accrual and a lower charge of the main executives’ compensation due to share price decrease, partially offset by higher labor and third party costs.

The gain on net financial results increased by AR$1,075 million, registering a AR$1,376 million gain in Q2 18, mainly because of higher FX gain from the holding of financial instruments in US$, partially offset by losses from the underperformance of financial instruments.

The adjusted EBITDA of our holding and others segment increased by AR$944 million in the Q2 18, recording AR$1,364 million. The adjusted EBITDA excludes equity income from our participation in Transener and TGS, and in turn, considers a consolidation of EBITDAs adjusted by indirect ownership participation in these businesses. Moreover, the adjusted EBITDA of our holding and others segment does not consider contingencies’ update for AR$5 million in Q2 18.

Pampa Energía Q2 18 Earnings Release 25

In Q2 18 the EBITDA adjusted by our indirect ownership of 25.5% over TGS was AR$966 million (implicit total of AR$3,789 million), a significantly higher amount compared to the AR$327 million registered in Q2 17 (implicit total of AR$1,281 million), mainly due to the full implementation of tariff increase resulting from the RTI for gas transportation business, which was applicable in three installments; the first equivalent to approximately 58% on average in April 2017, the second installment as from December 2017 equivalent to approximately 78% on average, which included 15% of increase corresponding to the non-automatic costs variation adjustment, and the final installment as from April 2018 equivalent to approximately 50% on average, which included 13% of increase corresponding to the non-automatic costs variation adjustment and 12% of increase corresponding to financial compensation due to tariff increase deferral. Furthermore, the margin improvement in the liquids segment contributed to the EBITDA performance, which increased in comparison to Q2 17 due to the AR$ devaluation over US$-nominated sales as well as higher international pricing references in US$, in addition to a greater volume sold due to the increase in the ethane delivered tons to PBB Polisur, partially offset by lower exported tons. The adjusted EBITDA in Q2 18 excludes the disbursement made for the Arbitration Award8 of AR$553 million.

In the case of Transener, the EBITDA adjusted by stake ownership of 26.3% was AR$313 million (implicit total of AR$1,189 million), 40% higher than the amount reached in Q2 17, which was AR$223 million (implicit total of AR$847 million). This increase mainly responds to the appeal awarding of the RTI, and the semiannual cost variation update in August 2017 and February 2018 over Transener and Transba remuneration (24%). Furthermore, in Q2 17 the EBITDA of Transener included a positive adjustment of AR$7 million due to the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement, which the last milestone for the acknowledgment of higher costs was accrued and collected in June 2017, consequently having no adjustment of this nature afterwards.

8 For further information, see section 1.3 of this Earnings Release.

Pampa Energía Q2 18 Earnings Release 26

3.7 Analysis of the Six-Month Period, by Subsidiary9

	First Half 2018				First Half 2017
Subsidiary In AR$ million	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]
Power Generation Segment
Diamante	61.0%	121	(315)	148	56.0%	45	(123)	41
Los Nihuiles	52.0%	113	(306)	248	47.0%	50	(268)	80
CPB	100.0%	321	346	102	100.0%	70	748	(48)
CTG[1]	100.0%	-	-	-	90.4%	238	(298)	155
CTLL[1]	100.0%	-	-	-	100.0%	799	1,884	867
Pampa Energía[2]	100.0%	3,977	17,207	(1,599)	100.0%	424	6,588	20

Greenwind		48	3,530	(949)		(3)	67	(10)
Non-controlling stake adjustment		(24)	(1,765)	474		2	(34)	5
Subtotal Greenwind adjusted by ownership	50.0%	24	1,765	(474)	50.0%	(2)	34	(5)

Other companies, adjustments & deletions[3]	100.0%	10	(440)	61	100.0%	(5)	(779)	(66)
Subtotal Power Generation		4,566	18,256	(1,514)		1,620	7,784	1,043

Electricity Distribution Segment
Edenor	51.0%	4,395	629	1,253	51.0%	948	1,229	369
Adjustments & deletions[3]	50%	(2)	(0)	(603)	50%	7	0	(158)
Subtotal Electricity Distribution		4,393	628	650		955	1,229	211

Oil & Gas Segment
Petrolera Pampa[1]	100.0%	-	-	-	49.5%	1,566	2,170	569
Pampa Energía[2]	100.0%	2,820	23,306	(5,151)	100.0%	1,402	15,273	(371)

OldelVal		355	(83)	276		163	(29)	63
Non-controlling stake adjustment		(273)	64	(212)		(126)	22	(48)
Subtotal OldelVal adjusted by ownership	23.1%	82	(19)	64	23.1%	38	(7)	15

Other companies, adjustments & deletions[3]	100%	591	(394)	3,348	100%	(105)	(176)	(44)
Subtotal Oil & Gas		3,493	22,893	(1,739)		2,901	17,261	169

Refining & Distribution Segment
Pampa Energía[2]	100.0%	-	(14)	806	100.0%	-	(279)	(78)

Refinor		83	(769)	(29)		61	(203)	(41)
Non-controlling stake adjustment		(59)	550	20		(44)	145	30
Subtotal Refinor adjusted by ownership	28.5%	24	(219)	(8)	28.5%	17	(58)	(12)

Adjustments & deletions[3]	100%	-	-	8	100%	-	-	12
Subtotal Refining & Distribution		24	(233)	806		17	(337)	(78)

Petrochemicals Segment
Pampa Energía[2]	100.0%	94	-	(739)	100.0%	15	-	(123)
Subtotal Petrochemicals		94	-	(739)		15	-	(123)

Holding & Others Segment
Pampa Energía[2]	100.0%	180	-	(14,180)	100.0%	(131)	(3)	31

Transener		2,368	(1,374)	1,539		1,807	315	876
Non-controlling stake adjustment		(1,745)	1,012	(1,134)		(1,331)	(232)	(645)
Adjustments & deletions[3]	26.3%	-	-	-	26.3%	-	(3)	-
Subtotal Transener adjusted by ownership	#REF!	623	(362)	405		476	80	231

TGS		6,490	(221)	2,835		2,430	300	1,300
Non-controlling stake adjustment		(4,835)	165	(2,112)		(1,810)	(224)	(969)
Subtotal TGS adjusted by ownership	25.5%	1,655	(56)	723	25.5%	620	77	332

Other companies & deletions[3]	100%	(107)	(6,640)	15,995	100%	(38)	(3,895)	(66)
Subtotal Holding & Others		2,351	(7,059)	2,943		927	(3,741)	527

Deletions	100%	(39)	(1,108)	(55)	100%	-	(126)	61
Total Consolidated for Continuing Operations		14,881	33,379	352		6,435	22,070	1,810

Total Adjusted by Ownership		12,627	34,452	352		5,108	20,734	1,810

1 Due to the corporate reorganization, the 1H18 results are merged into Pampa. For more information, see section 1.6 of this Earnings Release. 2 Non - consolidated amounts. 3 The deletions in net debt correspond to other companies or inter-companies and debt repurchases. 4 Net debt includes holding companies and excludes financing from CAMMESA in the power generation segment. 5 Attributable to the Owners of the Company and does not include results from subsidiaries, but includes discontinued operations.

Pampa Energía Q2 18 Earnings Release 27

3.8 Analysis of the Quarter, by Subsidiary10

	Second Quarter 2018				Second Quarter 2017
Subsidiary In AR$ million	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]
Power Generation Segment
Diamante	61.0%	68	(315)	95	56.0%	23	(123)	25
Los Nihuiles	52.0%	61	(306)	161	47.0%	25	(268)	50
CPB	100.0%	184	346	108	100.0%	71	748	(17)
CTG[1]	100.0%	-	-	-	90.4%	100	(298)	71
CTLL[1]	100.0%	-	-	-	100.0%	395	1,884	146
Pampa Energía[2]	100.0%	2,069	17,207	(1,916)	100.0%	235	6,588	(318)

Greenwind		50	3,530	(828)		(3)	67	(5)
Non-controlling stake adjustment		(25)	(1,765)	414		1	(34)	2
Subtotal Greenwind adjusted by ownership	50.0%	25	1,765	(414)	50.0%	(1)	34	(2)

Other companies, adjustments & deletions[3]	100.0%	84	(440)	219	100.0%	0	(779)	97
Subtotal Power Generation		2,491	18,256	(1,748)		848	7,784	52

Electricity Distribution Segment
Edenor	51.0%	1,584	629	(198)	51.0%	337	1,229	(53)
Adjustments & deletions[3]	50%	1	(0)	107	50%	1	0	33
Subtotal Electricity Distribution		1,585	628	(91)		338	1,229	(20)

Oil & Gas Segment
Petrolera Pampa[1]	100.0%	-	-	-	49.5%	844	2,170	295
Pampa Energía[2]	100.0%	2,472	23,306	(5,555)	100.0%	793	15,273	(815)

OldelVal		229	(83)	196		111	(29)	55
Non-controlling stake adjustment		(176)	64	(151)		(85)	22	(42)
Subtotal OldelVal adjusted by ownership	23.1%	53	(19)	45	23.1%	26	(7)	13

Other companies, adjustments & deletions[3]	100%	(456)	(394)	2,602	100%	(79)	(176)	116
Subtotal Oil & Gas		2,069	22,893	(2,908)		1,583	17,261	(391)

Refining & Distribution Segment
Pampa Energía[2]	100.0%	-	(14)	633	100.0%	-	(279)	(120)

Refinor		(101)	(769)	(137)		71	(203)	34
Non-controlling stake adjustment		72	550	98		(51)	145	(24)
Subtotal Refinor adjusted by ownership	28.5%	(29)	(219)	(39)	28.5%	20	(58)	10

Adjustments & deletions[3]	100%	-	-	39	100%	-	-	(10)
Subtotal Refining & Distribution		(29)	(233)	633		20	(337)	(120)

Petrochemicals Segment
Pampa Energía[2]	100.0%	45	-	(616)	100.0%	1	-	(99)
Subtotal Petrochemicals		45	-	(616)		1	-	(99)

Holding & Others Segment
Pampa Energía[2]	100.0%	213	-	(14,411)	100.0%	(128)	(3)	431

Transener		1,189	(1,374)	731		847	315	453
Non-controlling stake adjustment		(876)	1,012	(539)		(624)	(232)	(334)
Adjustments & deletions[3]	26%	-	-	-	26%	-	(3)	-
Subtotal Transener adjusted by ownership	26.3%	313	(362)	192	26.3%	223	80	119

TGS		3,789	(221)	1,100		1,281	300	636
Non-controlling stake adjustment		(2,823)	165	(819)		(955)	(224)	(474)
Subtotal TGS adjusted by ownership	25.5%	966	(56)	280	25.5%	327	77	162

Other companies & deletions[3]	100%	(128)	(6,640)	15,936	100%	(2)	(3,895)	(260)
Subtotal Holding & Others		1,364	(7,059)	1,998		420	(3,741)	452

Deletions	100%	(20)	(1,108)	71	100%	(2)	(126)	35
Total Consolidated for Continuing Operations		7,505	33,379	(2,661)		3,208	22,070	(91)

Total Adjusted by Ownership		6,673	34,452	(2,661)		2,584	20,734	(91)

1 Due to the corporate reorganization, the Q2 18 results are merged into Pampa. For more information, see section 1.6 of this Earnings Release. 2 Non - consolidated amounts. 3 The deletions in net debt correspond to other companies or inter-companies and debt repurchases. 4 Net debt includes holding companies and excludes financing from CAMMESA in the power generation segment. 5 Attributable to the Owners of the Company and does not include results from subsidiaries, but includes discontinued operations.

Pampa Energía Q2 18 Earnings Release 28

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2018

Pampa Energía S.A.

By:	/s/ Marcos Marcelo Mindlin
Name: Marcos Marcelo Mindlin Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.